Exhibit 99.1

Total Voting Rights

Hong Kong, Shanghai & Florham Park, NJ — Friday, May 30, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) hereby notifies the market that as at May 30, 2025, the issued share capital of HUTCHMED consisted of 871,611,095 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 871,611,095 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, HUTCHMED shares under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

For illustrative purposes only, the 871,611,095 ordinary shares would be equivalent to 871,611,095 depositary interests (each equating to one ordinary share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 174,322,219 American depositary shares (each equating to five ordinary shares) which are traded on Nasdaq.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500